September 15, 2022

VIA EDGAR

Eric McPhee

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Arlington Asset Investment Corp.
Form 10-K for fiscal year ended December 31, 2021
Filed March 10, 2022
Form 10-Q for the quarterly period ended June 30, 2022
Filed August 15, 2022
File No. 001-34374

Dear Mr. McPhee:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated September 2, 2022 with respect to the Form 10‑K for the fiscal year ended December 31, 2021 which was filed with the Commission on March 10, 2022 (the “Form 10‑K”) and the Form 10-Q for the quarterly period ended June 30, 2022 which was filed with the Commission on August 15, 2022 (the "Form 10-Q") of Arlington Asset Investment Corp. (the “Company”).

For convenience of reference, the Staff’s comments contained in your September 2 letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and are followed by the corresponding response of the Company.

Form 10-Q for the quarterly period ended June 30, 2022 filed August 15, 2022

Net Operating Income from Investments in Financial assets, page 45

1.
We note your response to our comment 2 from our letter dated June 21, 2022 and your conclusion to no longer include the measure "economic net interest income from financial assets” in future filings. We note that you continue to include a presentation of components of net operating income from your investments in financial assets on pages 45 and 46. Certain components of this presentation appear to also exclude interest expense for long-term unsecured debt; specifically, it appears that the subtotal of repurchase agreements and secured debt of consolidated VIEs, net interest income/spread, and levered net interest return exclude the impact from such interest expense. Please tell us how you determined it was appropriate to exclude long-term unsecured debt interest expense from these components. Reference is made to Item 10(e) of Regulation S-K. Your response should address that given you are in the business of investing in interest earning assets and financing such assets with debt, please tell us how you

September 15, 2022

considered Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures in your determination that it is appropriate to eliminate interest expense from long-term unsecured debt. In this regard, tell us how you considered if this interest expense is a normal, recurring, cash operating expense necessary to operate your business.

RESPONSE:

The Company, respectively, does not view net operating income from investments in financial assets as a non-GAAP financial measure. The Company attributes its net operating income (a line item directly from the face of the Company’s financial statements) to three primary sources: (i) investments in financial assets, (ii) investments in single-family residential ("SFR") properties and (iii) corporate and other. The Company does not believe that net operating income from investments in financial assets is a non-GAAP financial measure because it is simply a presentation of one source of net operating income that is easily discernable to readers. The Company also views this presentation as helpful to an understanding of the Company’s net operating income as calculated in accordance with GAAP. Even assuming the Company viewed net operating income from investments in financial assets as a non-GAAP financial measure, it believes that it was appropriate to include interest expense from the Company’s long-term unsecured debt in the corporate and other category because the Company uses such capital to fund all of its investment classes and for general corporate purposes; such capital is fungible and was not raised for deployment into any specific investment strategy. From the Company's perspective, interest expense from its long-term unsecured debt economically represents a corporate cost of capital that is not dissimilar to its preferred stock dividends.

That said, the Company acknowledges the Staff’s comment and in future filings will not present net operating income from financial assets as a standalone measure. The Company will, instead, provide an individual discussion and analysis of each income statement line item which comprises net operating income. For the Staff's review and consideration, the Company has provided in Exhibit A an illustrative example of the proposed revised discussion format.

* * * * *

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at 703-373-0200.

Very truly yours,

/s/ Richard E. Konzmann

Richard E. Konzmann
Executive Vice President, Chief Financial Officer and Treasurer

cc: Robert K. Smith, Hunton Andrews Kurth LLP

September 15, 2022

Exhibit A

Proposed Prospective Revised Format of Management's Discussion and Analysis of Net Operating Income

Results of Operations

Net Operating Income

Net operating income primarily represents the interest and other income recognized from our investments in financial assets and rent revenues recognized from SFR properties net of the interest expense incurred from repurchase agreement financing arrangements or other short and long-term borrowing transactions and SFR property operating expenses.

Net operating income does not include TBA agency MBS dollar roll income, which we believe represents the economic equivalent of net interest income generated from our investments in non-specified fixed-rate agency MBS, nor does it include the net interest income or expense of our interest rate swap agreements, which are not designated as hedging instruments for financial reporting purposes. In our consolidated statements of comprehensive income, TBA agency MBS dollar roll income and the net interest income or expense from our interest rate swap agreements are reported as a component of the overall periodic change in the fair value of derivative instruments within the line item “investment and derivative gain (loss), net.”

Investment and Derivative Gain (Loss), Net

“Investment and derivative gain (loss), net” primarily consists of periodic changes in the fair value (whether realized or unrealized) of our investments in financial assets and periodic changes in the fair value (whether realized or unrealized) of derivative instruments.

General and Administrative Expenses

“Compensation and benefits expense” includes base salaries, annual cash incentive compensation, and non-cash stock-based compensation. Annual cash incentive compensation is based on meeting estimated annual performance measures and discretionary components. Non-cash stock-based compensation includes expenses associated with stock-based awards granted to employees, including our performance share units to named executive officers that are earned only upon the attainment of Company performance measures over the relevant measurement period.

“Other general and administrative expenses” primarily consists of the following:

•
professional services expenses, including accounting, legal, and consulting fees;
•
insurance expenses, including liability and property insurance;
•
occupancy and equipment expense, including rental costs for our facilities, and depreciation and amortization of equipment and software;
•
fees and commissions related to transactions in interest rate derivative instruments;
•
Board of Director fees; and other operating expenses, including information technology expenses, business development costs, public company reporting expenses, proxy solicitation expenses, corporate registration fees, local license taxes, office supplies and other miscellaneous expenses.

September 15, 2022

Three and six months ended June 30, 2022 compared to the three and six months ended June 30, 2021

The following table presents summary financial information for the three and six months ended June 30, 2022 and 2021, respectively (dollars in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Interest and other income	$8,763	$7,045	$16,169	$13,304
Rent revenues from single-family residential properties	2,137	—	3,201	—
Interest expense	(4,459)	(1,958)	(7,701)	(4,459)
Single-family residential property operating expenses	(1,915)	—	(3,446)	—
Net operating income	4,526	5,087	8,223	8,845
Investment and derivative gain (loss), net	370	(9,032)	(457)	(15,795)
General and administrative expenses	(3,787)	(3,190)	(7,071)	(5,827)
Income (loss) before income taxes	1,109	(7,135)	695	(12,777)
Income tax provision (benefit)	802	(76)	3,089	322
Net income (loss)	307	(7,059)	(2,394)	(13,099)
Dividend on preferred stock	(707)	(723)	(1,449)	(1,446)
Net loss attributable to common stock	$(400)	$(7,782)	$(3,843)	$(14,545)
Diluted loss per common share	$(0.01)	$(0.24)	$(0.13)	$(0.44)
Weighted-average diluted common shares outstanding	28,766	33,066	29,296	33,123

Interest and Other Income

Interest and other income increased $1.7 million, or 24.4%, from $7.0 million for the three months ended June 30, 2021 to $8.8 million for the three months ended June 30, 2022. Interest and other income increased $2.9 million, or 21.5%, from $13.3 million for the six months ended June 30, 2021 to $16.2 million for the six months ended June 30, 2022. The increase from the comparative periods is primarily the result of a higher average investment balance in higher yielding MSR financing receivables as well as a higher average investment balance in mortgage loans of consolidated VIEs.

The components of interest and other income are summarized in the following tables for the periods indicated (dollars in thousands):

	Three Months Ended June 30,
	2022			2021
	Average			Average
	Balance	Income	Yield	Balance	Income	Yield
Agency MBS	$280,167	$2,065	2.95%	$735,641	$2,984	1.62%
Credit investments	62,869	991	6.31%	91,858	1,770	7.71%
Mortgage loans of consolidated VIEs	262,098	1,611	2.46%	53,534	776	5.80%
MSR financing receivables	104,244	3,983	15.28%	52,075	1,390	10.68%
Other	2,297	113		4,394	125
Total interest and other income	$711,675	$8,763	4.93%	$937,502	$7,045	3.01%

	Six Months Ended June 30,
	2022			2021
	Average			Average
	Balance	Income	Yield	Balance	Income	Yield
Agency MBS	$336,192	$3,557	2.12%	$726,365	$5,768	1.59%
Credit investments	59,533	1,844	6.19%	78,199	3,039	7.77%
Mortgage loans of consolidated VIEs	226,120	2,965	2.62%	68,398	2,463	7.20%
MSR financing receivables	106,260	7,365	13.86%	33,754	1,748	10.36%
Other	3,545	438		5,318	286
Total interest and other income	$731,650	$16,169	4.42%	$912,034	$13,304	2.92%

September 15, 2022

The effects of changes in the composition of our investments in financial assets on interest and other income are summarized below (dollars in thousands):

	Three Months Ended June 30, 2022			Six Months Ended June 30, 2022
	vs.			vs.
	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
	Rate	Volume	Total Change	Rate	Volume	Total Change
Agency MBS	$927	$(1,846)	$(919)	$888	$(3,099)	$(2,211)
Credit investments	(700)	(79)	(779)	(1,034)	(161)	(1,195)
Mortgage loans of consolidated VIEs	(2,187)	3,022	835	(5,199)	5,701	502
MSR financing receivables	1,200	1,393	2,593	1,862	3,755	5,617
Other	48	(60)	(12)	179	(27)	152
Total	$(712)	$2,430	$1,718	$(3,304)	$6,169	$2,865

Rent Revenues from Single-Family Residential Properties

We began to acquire SFR properties pursuant to our SFR property rental investment strategy in September 2021. The homes we acquire may require minor refurbishment prior to a tenant occupying the property. In addition, there is typically a lease marketing period prior to a new tenant occupying the home. We expect the time period between the date of settlement of the home purchase and the date the house is occupied by a tenant to average between 30 to 60 days. The timing of the earnings benefit to us will be dictated by the pace of home purchases, the level of any property level refurbishments and the length of the lease marketing period. For the three and six months ended June 30, 2022, we had rental income of $2.1 million and $3.2 million, respectively.

Interest Expense

Interest expense increased $2.5 million, or 127.7%, from $2.0 million for the three months ended June 30, 2021 to $4.5 million for the three months ended June 30, 2022. Interest expense increased $3.2 million, or 72.7%, from $4.5 million for the six months ended June 30, 2021 to $7.7 million for the six months ended June 30, 2022. The increase from the comparative periods is primarily the result of a higher average balance in secured debt of consolidated VIEs, the addition of long-term debt secured by SFR properties and higher interest rates on repurchase agreement financings, partially offset by lower interest rates on secured debt of consolidated VIEs.

The components of interest expense are summarized in the following tables for the periods indicated (dollars in thousands):

	Three Months Ended June 30,
	2022			2021
	Average			Average
	Balance	Expense	Cost	Balance	Expense	Cost
Repurchase agreements	$282,725	$763	1.07%	$652,624	$403	0.24%
Long-term debt secured by SFR properties	100,890	718	2.82%	—	—	—
Long-term unsecured debt	86,165	1,400	6.50%	73,111	1,150	6.29%
Secured debt of consolidated VIEs	246,642	1,578	2.56%	38,152	405	4.25%
Total interest expense	$716,422	$4,459	2.48%	$763,887	$1,958	1.02%

	Six Months Ended June 30,
	2022			2021
	Average			Average
	Balance	Expense	Cost	Balance	Expense	Cost
Repurchase agreements	$312,544	$1,039	0.66%	$603,233	$891	0.29%
Long-term debt secured by SFR properties	79,012	1,126	2.83%	—	—	—
Long-term unsecured debt	86,114	2,770	6.43%	73,086	2,301	6.30%
Secured debt of consolidated VIEs	210,703	2,766	2.63%	53,939	1,267	4.70%
Total interest expense	$688,373	$7,701	2.23%	$730,258	$4,459	1.22%

September 15, 2022

The effects of changes in the composition of our debt obligations on interest expense are summarized below (dollars in thousands):

	Three Months Ended June 30, 2022			Six Months Ended June 30, 2022
	vs.			vs.
	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
	Rate	Volume	Total Change	Rate	Volume	Total Change
Repurchase agreements	$585	$(225)	$360	$329	$(181)	$148
Long-term debt secured by SFR properties	—	718	718	—	1,126	1,126
Long-term unsecured debt	45	205	250	58	411	469
Secured debt of consolidated VIEs	(1,043)	2,216	1,173	(814)	2,313	1,499
Total	$(413)	$2,914	$2,501	$(427)	$3,669	$3,242

Single-Family Residential Properties Operating Expenses

We began to acquire SFR properties pursuant to our SFR property rental investment strategy in September 2021. The homes we acquire may require minor refurbishment prior to a tenant occupying the property. During the period prior to a lease commencement date as well as subsequently, we incur property costs such as real estate taxes, insurance, homeowner association fees and depreciation. For the three months ended June 30, 2022, we had property operating expenses of $1.9 million, including $0.6 million of depreciation expense. For the six months ended June 30, 2022, we had property operating expenses of $3.5 million, including $1.3 million of depreciation expense.